Exemption number 82-3696

M-real Corporation Stock Exchange Bulletin 31.1.2005 at 2.25 p.m.

M-REAL FINALISES SALE OF FOREST ASSETS

In accordance with the Letter of Intent signed at the end of last year, M-real has sold its forestland to Forestia Holding Oy. The total transaction value is EUR 172 million of which M-real´s share is EUR 163 million. The transaction has no material effect on M-real's result.

The owners of Forestia Holding Oy are Metsäliitto Cooperative with a share of 49.9%, Suomi Mutual Life Assurance Company with a share of 39.7% and the Central Union of Agricultural producers and Forest owners with a share of 10.4 %.

EUR 24 million portion of the total sales price has been paid by M-real´s subscribtion of a subordinated debenture issued by Forestia Holding Oy. M-real intends to sell the debenture in the secondary market.

Under the terms of the transaction, Forestia Holding Oy has acquired the forest land of Suomi Mutual Life Assurance Company for a consideration of about EUR 21 million.

The deal is part of M-real´s action plan to divest its non-core assets.

M-REAL CORPORATION

Corporate Communications

For additional information, contact Chief Financial Officer Juhani Pöhö, tel. +358 10 469 5283, mobile +358 50 598 7607




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